

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66573

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2011 (MM/DD/YY) AND ENDING 12-31-2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pagemill Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2475 Hanover Street
(No. and Street)

Palo Alto (City) CA (State) 94304 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams
(Name – *if individual, state last, first, middle name*)

101 Second St, Suite 900 (Address) San Francisco (City), CA (State) 94105 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cecilia Marie Shea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pagemill Partners, as of Feb 28, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California County of Santa Clara,
Subscribed and sworn to (or affirmed)
before me on this 28th day of Feb, 20 12, by
Cecilia Marie Shea
proved to me on the basis of satisfactory evidence
to be the person(s) who appeared before me.
Signature

Notary Public

Cecilia Marie Shea
Signature

CFO + FinOp
Title


VIKAL PATEL
COMM. NO. 1829750
NOTARY PUBLIC - CALIFORNIA
COUNTY OF SANTA CLARA
COMM. EXPIRES FEB. 2, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Owner of
Pagemill Partners LLC

We have audited the statements of financial condition of PMIB, LLC (dba Pagemill Partners, LLC) as of December 31, 2011 and 2010, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of PMIB, LLC (dba Pagemill Partners, LLC) as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Concurrent with the close of business for the year ending December 31, 2011, the owners of PMIB, LLC sold all of their ownership interests in the Company to Duff and Phelps, a New York Stock Exchange listed public company. Additional information is provided in note 8 to the financial statements.

Moss Adams LLP

San Francisco, California
February 28, 2012

FINANCIAL STATEMENTS



PMIB, LLC (dba PAGEMILL PARTNERS, LLC)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010

	December 31,	
	2011	**2010**
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 310,363	$ 854,711
Bank certificates of deposit	-	401,228
Client receivables, net	255,855	732,441
Employee advances	-	40,000
Prepaid expenses	109,549	171,892
TOTAL CURRENT ASSETS	675,767	2,200,272
DEPOSITS	40,375	40,375
PROPERTY AND EQUIPMENT, net	62,649	69,813
INTANGIBLE ASSETS, net	6,980	51,814
TOTAL ASSETS	$ 785,771	$ 2,362,274
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ -	$ 52,815
Unearned revenue	-	148,900
Accrued expenses and other liabilities	151,071	394,426
TOTAL CURRENT LIABILITIES	151,071	596,141
OTHER LONG-TERM LIABILITIES	-	-
COMMITMENTS (Note 5)		
MEMBERS' EQUITY	634,700	1,766,133
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 785,771	$ 2,362,274

See accompanying notes.